Room 4561

March 6, 2007

Mr. Timothy J. Steinkopf
Chief Financial Officer
and Senior Vice President
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

> **Re:** **Secure Computing Corporation**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 9, 2006**
> **File No. 000-27074**

Dear Mr. Steinkopf:

We have reviewed your response letter dated March 1, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1. We note your response to prior comment number 1. According to your response, your allocations are based on purchase order values for each element because using these values results in an allocation similar to that which would have been obtained had the list price been used. Tell us whether you considered presenting revenue that cannot be allocated to individual elements as a separate line item.

Further, explain how you concluded that a presentation based on list prices is meaningful to readers of your financial statements when, for purposes of revenue recognition, paragraph 10 of SOP 97-2 requires allocations be based on VSOE regardless of purchase order or list prices.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief